Filed Pursuant to Rule 433

Registration No. 333-209718

Final Term Sheet

August 16, 2018

U.S.$3,750,000,000

AT&T Inc.

U.S.$3,750,000,000 FLOATING RATE GLOBAL NOTES DUE 2024

ISSUER:	AT&T Inc. (“AT&T”)

TITLE OF SECURITIES:	Floating Rate Global Notes due 2024 (the “Notes”)

TRADE DATE:	August 16, 2018

SETTLEMENT DATE (T+4):	August 22, 2018

MATURITY DATE:	June 12, 2024, at par

AGGREGATE PRINCIPAL AMOUNT OFFERED:	$3,750,000,000

PRICE TO PUBLIC (ISSUE PRICE):	100.000%

GROSS SPREAD:	0.325%

PRICE TO AT&T:	99.675%

NET PROCEEDS:	$3,737,812,500

USE OF PROCEEDS:	General corporate purposes.

UNDERWRITERS’ REIMBURSEMENT OF AT&T’S EXPENSES:	Underwriters to reimburse $470,000 of AT&T’s expenses.

INTEREST RATE:	Three month LIBOR Rate (for first short coupon interest payment date, the rate will be interpolated for the length of such period) plus 118 basis points.

INTEREST PAYMENT DATES:	Quarterly on each March 12, June 12, September 12 and December 12, commencing September 12, 2018 (short first coupon); provided, however, that if any such interest payment date would fall on a day that is not a LIBOR business day, other than the interest payment date that is also the date of maturity, that interest payment date will be postponed to the next succeeding LIBOR business day, unless the next succeeding LIBOR business day is in the next succeeding calendar month, in which case such interest payment date shall be the immediately preceding LIBOR business day; and provided further, that if the date of maturity is not a LIBOR business day, payment of principal and interest will be made on the next succeeding business day and no interest will accrue for the period from and after such date of maturity.

DAY COUNT CONVENTION:	Actual/360

BUSINESS DAYS:	Any day that is not a Saturday or Sunday and that, in The City of New York or the City of London, is not a day on which banking institutions are generally authorized or obligated by law to close.

PAYMENT BUSINESS DAY CONVENTION:	Modified Following, Adjusted

DENOMINATIONS:	Minimum of $2,000 and integral multiples of $1,000 thereafter

OPTIONAL REDEMPTION:	None.

TAX GROSS UP:	Comparable to prior AT&T transactions.

TAX CALL:	Comparable to prior AT&T transactions.

INDENTURE AND RANKING:	The Notes will be issued under an indenture, dated as of May 15, 2013, between AT&T and The Bank of New York Mellon Trust Company, N.A., as trustee. The Notes will be AT&T’s unsecured and unsubordinated obligations and will rank pari passu with all other indebtedness issued under the indenture.

RATINGS:	Moody’s: Baa2 (Stable) S&P: BBB (Stable) Fitch: A- (Stable)

JOINT BOOKRUNNERS:	Citigroup Global Markets Inc., J.P. Morgan Securities LLC and Morgan Stanley & Co. LLC

CO-MANAGER:	Goldman Sachs & Co. LLC

CUSIP NUMBER:	00206R GD8

ISIN NUMBER:	US00206RGD89

REFERENCE DOCUMENT:	Preliminary Prospectus Supplement, dated August 15, 2018; Prospectus, dated February 25, 2016

THE ISSUER HAS FILED A REGISTRATION STATEMENT (INCLUDING A PROSPECTUS) WITH THE SEC FOR THE OFFERING TO WHICH THIS COMMUNICATION RELATES. BEFORE YOU INVEST, YOU SHOULD READ THE PROSPECTUS IN THAT REGISTRATION STATEMENT AND OTHER DOCUMENTS THE ISSUER HAS FILED WITH THE SEC FOR MORE COMPLETE INFORMATION ABOUT THE ISSUER AND THIS OFFERING. YOU MAY GET THESE DOCUMENTS FOR FREE BY VISITING EDGAR ON THE SEC WEB SITE AT WWW.SEC.GOV. ALTERNATIVELY, THE ISSUER, ANY UNDERWRITER OR ANY DEALER PARTICIPATING IN THE OFFERING WILL ARRANGE TO SEND YOU THE PROSPECTUS IF YOU REQUEST IT BY CALLING CITIGROUP GLOBAL MARKETS INC. AT 1-800-831-9146 (TOLL FREE), J.P. MORGAN SECURITIES LLC AT (212) 834-4533 (COLLECT) OR MORGAN STANLEY & CO. LLC AT 1-866-718-1649 (TOLL FREE).

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM. A SECURITIES RATING IS NOT A RECOMMENDATION TO BUY, SELL OR HOLD SECURITIES AND MAY BE REVISED OR WITHDRAWN AT ANY TIME.